Filed by Hyseq, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Variagenics, Inc.
Commission File No.: 000-31035

Hyseq Pharmaceuticals NASDAQ SYMBOL HYSQ INDUSTRY Biopharmaceuticals FOUNDED 1992 IPO August 1997 CORPORATE WEBSITE www.Hyseq.com	VARIAGENICS, Inc. NASDAQ SYMBOL VGNX INDUSTRY Biopharmaceuticals/Diagnostics FOUNDED 1992 IPO July 2000 CORPORATE WEBSITE www.VARIAGENICS.com

BUILDING FOR THE FUTURE: NEW COMPANY WILL MAXIMIZE EXCELLENT CASH POSITION AND
EXPERIENCED MANAGEMENT TEAM TO SUPPORT DEVELOPMENT OF NOVEL PRODUCTS

CORPORATE STRUCTURE
The merger will be completed through a reverse triangular, stock-for-stock merger in which Hyseq will form a new wholly-owned subsidiary that will merge into VARIAGENICS. The surviving entity will then be merged upstream into Hyseq. Subsequently, Hyseq will change its legal name to a yet-to-be determined name, “NewCo.” Hyseq’s existing subsidiary, Callida Genomics, will remain a privately held, separately funded, majority owned subsidiary of “NewCo.”

COMPANY FOCUS
“NewCo” represents a value-creating opportunity to integrate the two companies’ significant assets into a product-focused organization based on:

•	Alfimeprase, a novel acting thrombolytic in Phase I trials

•	Robust biotherapeutic drug development pipeline based on proprietary human gene sequences and associated intellectual property

•	Cancer diagnostics program

•	Proprietary SNP database to support molecular diagnostics development

•	Strong cash position expected to fund operations for at least two years

•	Strong partnerships with major pharmaceutical companies including Amgen, Novartis, Kirin and Deltagen

LOCATIONS
“NewCo” will be headquartered in Sunnyvale, California. Clinical operations and biotherapeutic research and discovery will reside in Sunnyvale, with discovery and development of molecular diagnostics residing in Cambridge, Massachusetts.

BOARD OF DIRECTORS
The “NewCo” board of directors will include a total of seven members: George Rathmann as chairman and three members from each of the existing boards of Hyseq and VARIAGENICS.

MANAGEMENT
Dr. Ted W. Love will serve as president, CEO and board member of the combined entity with the remainder of the new senior management team to be determined by the new board of directors and Dr. Love.

COMPANY SIZE
In order to ensure a focused and successful business model and to help secure funds through approximately December 2004, “NewCo” will be approximately 110-120 employees following the close of the transaction.

We are in the process of establishing an integration team with representatives from both Hyseq and VARIAGENICS. This team will be instrumental in assessing each of our current programs and will make recommendations regarding the future of each program. We have committed to our boards and shareholders that the combined entity is expected to fund operations until approximately December 2004. We must be very focused on pursuing only those programs that promise to drive our near and long term value and have the potential to generate significant revenue.

Within the next 30 days we hope to have made the majority of our decisions regarding our people and programs. We anticipate the senior management team of the new company to be announced by the end of next week. We recognize that this is causing a great deal of anxiety and we will do all we can to move rapidly. We plan to keep you informed on a very frequent basis.

TRANSACTION TERMS
Under the terms of the agreement, each outstanding share of VARIAGENICS’ common stock will be exchanged for Hyseq common stock at an exchange ratio of 1:1.6451, based on the closing price of Hyseq shares on November 8, 2002. This exchange ratio implies a purchase price for VARIAGENICS of $2.22 per common share of VARIAGENICS, or approximately $55.9 million (including in the money options and warrants).

The board of directors of both Hyseq and VARIAGENICS approved the definitive merger agreement. The transaction, which is structured as a “tax-free” reorganization for federal income tax purposes, is subject to the approval of the shareholders of both Hyseq and VARIAGENICS, as well as other closing conditions. Selected stockholders of Hyseq and VARIAGENICS have agreed to vote in favor of the merger. Both parties will strive to complete the merger by the end of February 2003, at which time shares of the new company will trade on Nasdaq under a new stock symbol and yet-to-be determined company name.

The bankers involved in the transaction are Banc of America Securities and SG Cowen Securities Corp.

STOCK OPTIONS FOR HYSEQ EMPLOYEES

When the merger closes, the outstanding options for Hyseq employees will remain exactly the same as they were before the merger. Although the Hyseq stock plan does have a change in control provision, this merger does not trigger a change in control under the Hyseq stock plan because of the transaction’s corporate structure as a reverse triangular merger followed by a subsequent upstream merger. Employees may exercise their options as usual, subject to the company’s insider trading policy.

After the merger, any new options that Hyseq employees are granted by the combined entity will come out of the Hyseq stock plan.

STOCK OPTIONS FOR VARIAGENICS EMPLOYEES

When the merger closes, each outstanding option to purchase VARIAGENICS shares (whether vested or unvested) will be converted to a corresponding number of Hyseq shares using the exchange ratio (1:1.6451), and the exercise price will be proportionately adjusted. For example, for 1,000 shares of VARIAGENICS’ stock with an option price of $2.22 you would receive 1,645 shares of Hyseq stock at an option price of $1.35.

The options will otherwise be subject to the same terms and conditions (including vesting and exercise period) that were in effect under the VARIAGENICS stock plan immediately prior to the merger. The VARIAGENICS stock plan does not have a change in control provision. Employees may exercise their options as usual, subject to the company’s insider trading policy.

After the merger, any new options that VARIAGENICS employees are granted by the combined entity will come out of the Hyseq stock plan.

EMPLOYEE STOCK PURCHASE PLAN
All terms and conditions of Hyseq’s employee stock purchase plan, (ESPP), will remain the same after merger as they were before the merger.

The terms and conditions of VARIAGENICS’ ESPP, including conditions for enrollment and withdrawal, will remain unchanged until closing. The ESPP for VARIAGENICS will terminate immediately prior to closing. At that time, any funds that an employee has accumulated in the ESPP will be used to purchase VARIAGENICS shares at closing. These VARIAGENICS shares would then be converted to Hyseq shares using the same exchange ratio as for all other VARIAGENICS shares as of closing.

BENEFITS

As part of our integration efforts we will be reviewing each employee benefit offered by both Hyseq and VARIAGENICS. Our intention will be to retain the most cost effective and comprehensive benefits package possible. Our hope is to have a common benefits plan that serves all employees in the new company.

Our company cultures and existing benefits plans are quite similar. This will be a great help as we move forward and become one company.

OUTSIDE COMMUNICATION

Nicole Estrin, Hyseq’s manager of corporate communications and investor relations, is the authorized spokesperson. No Hyseq or VARIAGENICS employee should speak with any member of the financial community, media, or other outside party. All inquiries should be referred to Nicole. There must be no employee communication through the Internet, on message boards or chat rooms. Our press release went out announcing this merger at 6am ET (3am PT). We understand that you would like to discuss this event with your friends and family. Please limit these discussions to the information contained in our press release.

ADDITIONAL INFORMATION
In connection with the proposed merger, Hyseq and VARIAGENICS will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AS IT WILL CONTAIN IMPORTANT INFORMATION ABOUT HYSEQ, VARIAGENICS, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL HAVE ACCESS TO FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY HYSEQ AND VARIAGENICS THROUGH THE SEC WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE (WHEN AVAILABLE) FROM HYSEQ AND VARIAGENICS BY CALLING THE CONTACT LISTED BELOW.

Hyseq, VARIAGENICS and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Hyseq’s stockholders in connection with the proposed merger is set forth in Hyseq’s proxy statement for its 2002 annual meeting of stockholders, dated June 28, 2002 and filed with the SEC on June 13, 2002. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of VARIAGENICS’ stockholders in connection with the proposed merger is set forth in VARIAGENICS’ proxy statement for its 2002 annual meeting, dated April 30, 2002 and filed with the SEC on April 29, 2002. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

FOR ADDITIONAL INFORMATION PLEASE CONTACT Nicole Estrin

Manager of Corporate Communications and Investor Relations

Phone (408) 746-4572 nestrin@hyseq.com	Fax (408) 773-2371 www.hyseq.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “believe,” “expect,” “anticipate,” “should,” “may,” “estimate,” “goals,” and “potential,” among others. These statements, including statements about the proposed merger, the reasons for timing of and benefits of the proposed merger, and future financial and operating goals and results, are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include risk that the proposed merger may not be approved by stockholders, Hyseq’s or VARIAGENICS’ inability to satisfy the closing conditions of the merger, risk that the two companies’ businesses will not be integrated successfully, costs related to the proposed merger, the termination of existing pharmaceutical and biotechnology collaborations, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, risks associated with VARIAGENICS’ technology, the combined company’s ability to protect its proprietary technologies, risk of new, changing and competitive technologies, and regulations in the U.S. and internationally, and other factors (such as economic, business, competitive and/or regulatory factors) affecting each company’s businesses generally as set forth in HYSEQ’s and VARIAGENICS’ filings with the SEC, including their Annual Reports on Form 10-K for the fiscal years ended 2001, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. HYSEQ and VARIAGENICS each expressly disclaim any duty to update information contained herein.